
umicore

RECEIVED
2004 NOV 10 A 10:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek


04046755

Brussels, October 25, 2004
LegalCorp 58/2004

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

SUPPL

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following document :

- the press release issued on October 15, 2004 entitled: "Umicore signs agreement with OXONICA"
- the press release issued on October 15, 2004 entitled: "Umicore extends zinc hedging for 2005".

Yours sincerely,

Umicore

J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tél +32 2 227 71 11
Fax +32 2 227 79 00

VAT BE 401 574 852
Bank 210-0052900-87
TRB 85382

umicore

Press release

15 October 2004

Umicore signs agreement with OXONICA

Umicore has signed an agreement with UK-based Oxonica Limited to produce nanomaterials for the development of a new skincare product ingredient.

Oxonica is a nanomaterials company which commercializes both its own research initiatives and also intellectual property rights researched at the University of Oxford.

Oxonica has recently developed OPTISOL™ UV Absorber, a photostable product based on titanium dioxide for enhanced UVA protection in skincare products. Umicore has used its expertise in nanomaterial production to develop nano-sized titanium dioxide powder for this application. Umicore's expertise will enable the manufacture of commercial volumes of the product which will be commercialized by Oxonica. It is anticipated that the first sunscreen products containing OPTISOL™ UV Absorber will be commercially available within 18 months.

The development of the project within Umicore is being carried out within the company's Venture Unit.

For more information:
n.v. Umicore s.a.:
Investor Relations*: Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

umicore

Press release

15 October 2004

Umicore extends zinc hedging for 2005

Umicore has taken advantage of the recent rally in zinc prices to extend its coverage of its zinc price exposure for 2005. This is supplementary to earlier operations announced this year.

In total, Umicore has now fixed about three quarters of its zinc price exposure for 2005 at an average forward price of $ 1,156 per tonne.

The projected US dollar earnings resulting from the zinc price coverage operations for 2005 have also been hedged, thereby covering a part of the Umicore Group's US dollar exposure. Consequently about two thirds of Umicore's US dollar exposure for 2005 is now covered at an average USD / EUR exchange rate of 1.13.

For more information:
n.v. Umicore s.a.:
Investor Relations: *Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 4.7 billion in 2003 and currently employs some 11,500 people.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels